

Swopblock, LLC. (the "Company") a Pennsylvania Limited Liability Corporation

Financial Statements (audited) and
Independent Accountant's Audit Report

Years ended December 31, 2025 and 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
Swopblock, LLC.

We have audited the accompanying statements of financial position of Swopblock, LLC. as of December 31st, 2025 and 2024, and the related statements of operations, statements of cash flows, and the statements of changes in member's equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Swopblock, LLC. as of December 31st, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 30, 2026
Vincenzo Mongio

SWOPBLOCK, LLC
STATEMENTS OF FINANCIAL POSITION (AUDITED)

	As of December 31st	
	2025	**2024**
Assets		
Current Assets:		
Cash and Cash Equivalents	$ 34,231	$ 948
Total Current Assets	**34,231**	**948**
Total Assets	$ **34,231**	$ **948**
Liabilities and Stockholders' Deficit		
Liabilities		
Current Liabilities:		
Related Party Payable	$ 6,876	$ 6,876
Total Current Liabilities	**6,876**	**6,876**
Long-Term Liabilities:		
Safe Agreements (Future Equity Obligations) Related Party	18,000	13,000
Safe Agreements (Future Equity Obligations)	803,264	675,389
Total Long-Term Liabilities:	**821,264**	**688,389**
Total Liabilities	**828,140**	**695,265**
Commitments and Contingencies (Note 4)		
Stockholders' Equity (Deficit)		
Accumulated Deficit	(793,909)	(694,317)
Total Stockholders' Equity (Deficit)	**(793,909)**	**(694,317)**
Total Liabilities and Stockholders' Equity (Deficit)	$ **34,231**	$ **948**

SWOPBLOCK, LLC
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (AUDITED)

| | | As of December 31st | | |
		2025		2024
Revenues:				
Revenue	$	-	$	-
Total Revenues	$	-	$	-
Cost of Revenue:				
Cost of Revenue	$	-	$	-
Total Cost of Revenue	$	-	$	-
Gross Profit	$	-	$	-
Operating Expenses:				
Advertising and Marketing	$	9,024	$	-
General and Administrative		7,745		3,010
Owner Guaranteed Payments		82,823		9,500
Total Operating Expenses	$	99,592	$	12,510
Loss from Continuing Operations Before Income Taxes	$	(99,592)	$	(12,510)
Provision for Income Tax Expense/(Benefit)		-		-
Net Income (loss)	$	(99,592)	$	(12,510)

SWOPBLOCK, LLC
STATEMENTS OF CASH FLOWS (AUDITED)

| | | Year Ended December 31, | | |
		2025		2024
OPERATING ACTIVITIES				
Net Income (Loss)	$	(99,592)	$	(12,510)
Changes in operating assets and liabilities:				
Payroll Security Deposit		-		1,072
Other Receivable		-		29,077
Net Cash provided by (used in) Operating Activities	$	(99,592)	$	17,639
FINANCING ACTIVITIES				
Related Party Payable	$	-	$	(31,477)
Safe Agreements (Future Equity Obligations)		132,875		-
Net Cash provided by (used in) Financing Activities	$	132,875	$	(31,477)
Cash at the beginning of period	$	948	$	14,786
Net Cash increase (decrease) for period		33,283		(13,838)
Cash at end of period	$	34,231	$	948

SWOPBLOCK, LLC
STATEMENTS OF CHANGES IN MEMBERS EQUITY (DEFICIT) (AUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024

	Members Capital		Accumulated Deficit		Total Member Equity
Balance on January 1, 2024	$	-	$ (681,807)	$	(681,807)
Net Loss		-	(12,510)		(12,510)
Balance on December 31, 2024	$	-	$ (694,317)	$	(694,317)
Net Loss		-	(99,592)		(99,592)
Balance on December 31, 2025	$	-	$ (793,909)	$	(793,909)

Swopblock, LLC.
Notes to the Audited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Swopblock, LLC. ("the Company") was formed on March 4th, 2021 under the laws of the State of Pennsylvania. The primary activities of the Company are to discover and exploit cryptocurrency blockchain technology by the research, development and licensing of software. Such primary activities shall be devoted to the primary purpose of the Company. Such primary purpose of the Company is to establish a cryptocurrency network that transacts across blockchains, is counterparty secure, and excludes the parties of cryptocurrency exchange and their security vulnerabilities.

The Company will continue an equity crowdfunding offering during 2026 for the purposes of raising operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Crypto Asset Incentive Obligations

In connection with its Wefunder crowdfunding campaign and officer incentive arrangements, the Company has committed to deliver SWOBL tokens to backers and officers across various investment tiers and incentive agreements. As of December 31, 2025, the Company has a cumulative obligation to deliver 25,356,660 SWOBL tokens to

campaign participants and officers across all prior and current periods. As SWOBL tokens are not listed on any cryptocurrency exchange, no reliable fair market value can be determined, and accordingly, no liability has been recognized in the accompanying financial statements. The Company will recognize a liability at the time a reliable fair value can be established or upon settlement of the obligation.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company paid guaranteed payments in the amount of $82,823 and $9,500 2025 and 2024, respectively, to members of the Company.

A member has advanced the Company amounts resulting in balances of $6,876 as of December 31st, 2025 and 2024. The balance is non-interest bearing and due on demand.

The Company had outstanding various SAFE agreements (Simple Agreement for Future Equity) with related parties totaling $18,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 12.5% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered was $2.5M.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) – As of December 31, 2025, the Company had outstanding various SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide investors the right to future equity in the Company upon a qualified financing or change of control event. SAFEs issued with a 12.5% discount include valuation caps of $2.5 million, while those issued without a discount include valuation caps of $3.5 million.

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 30, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.